UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly-held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF DIVIDENDS PER SHARE ANNOUNCED ON FEBRUARY 22, 2022 AND RATIFICATION OF THE DIVIDENDS FOR THE FISCAL YEAR 2021

Further to the Notice to Shareholders dated February 22, 2022, published in the editions of February 23, 2022 in the newspaper Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico, Telefônica Brasil S.A. (“Company”) hereby informs its Shareholders that the values per share referring to the Dividends below have been modified, in view of the acquisition of shares held in treasury under the Company's Share Buyback Program, as described in the table below:

From:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/26/2022	04/26/2022	1.20965948216	1.20965948216

To:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/26/2022	04/26/2022	1.21200233929	1.21200233929

The Dividends will be credited individually to each shareholder, based on the shareholding position in the Company's records at the end of April 26, 2022. After this date the shares will be considered “ex-dividends”. These dividends will be paid on October 18, 2022.

TELEFÔNICA BRASIL S.A. Publicly-held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

Thus, pursuant to the sole paragraph of article 25 and article 26 of the Company's Bylaws, the Dividends and Interest on Capital listed below were attributed to the minimum mandatory dividend for fiscal year 2021, ad referendum of the General Shareholders' Meeting, which ratified/approved them on April 26, 2022.

Earnings	Filing Date	Ownership Position	Gross amount (R$ million)	Gross amount per share (R$)	Net amount per share (R$)	Payment date
IOC	02/12/2021	02/26/2021	150	0.08889560697	0.07556126592	07/19/2022
IOC	03/18/2021	03/31/2021	270	0.16009837668	0.13608362017	07/19/2022
IOC	04/15/2021	04/30/2021	280	0.16611398457	0.14119688689	07/19/2022
IOC	06/17/2021	06/30/2021	630	0.37390025008	0.31781521257	07/19/2022
IOC	09/16/2021	09/30/2021	600	0.35728835197	0.30369509918	07/19/2022
IOC	12/10/2021	12/27/2021	805	0.48004152205	0.40803529374	07/19/2022
Dividends	12/10/2021	12/27/2021	1,500	0.89448730817	0.89448730817	10/18/2022
Dividends	04/26/2022	04/26/2022	2,029	1.21200233929	1.21200233929	10/18/2022
Total			6,264	3.73282773978	3.48887702593

São Paulo, April 26, 2022.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 26, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director